UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MRC Global Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55345K103
(CUSIP Number)

Dan Churay General Counsel MRC Global Inc. 2 Houston Center 909 Fannin Street, Suite 3100 Houston, Texas (877) 294-7574
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. Mario Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.
1.	Names of Reporting Persons. Cornell Capital Special Situations Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.
1.	Names of Reporting Persons. Cornell Capital GP II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.
1.	Names of Reporting Persons. Cornell Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.
1.	Names of Reporting Persons. Henry Cornell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only PF
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 28,562 (includes Shares underlying options. See Item 5)
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power 28,562 (includes Shares underlying options. See Item 5)
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,345,835.2 (includes Shares underlying options. See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 89,682,844 as of April 27, 2018, as reported by MRC Global Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the Securities and Exchange Commission on May 3, 2018.

Item 1.  Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on June 19, 2015 (the “Original Schedule 13D”) by Henry Cornell, Cornell Investment Partners LLC, Cornell Capital GP II LP, Mario Investments LLC and Cornell Capital Special Situations Partners II LP relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of MRC Global Inc., a Delaware corporation (the “Issuer” or the “Company”). Beginning on the date this Amendment No. 1 is filed, all references in the Original Schedule 13D to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 1. Only those items reported in this Amendment No. 1 are amended and all other items in the Original Schedule 13D are unchanged.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph after the first paragraph and before the second paragraph thereof with the following text:

“On June 10, 2018, MI exercised its rights pursuant to the Certificate of Designations and the Shareholders’ Agreement to designate a director to the Board. On June 10, 2018, pursuant to the Certificate of Designations and the Shareholders’ Agreement, the Board was automatically increased by one member and MI designated Henry Cornell as its director designee, and the Board has elected Henry Cornell to join the Board. In connection with Henry Cornell’s election to the Board as a non-employee director, the Company granted to him 5,574 shares of restricted stock. It is expected that for so long as Mr. Cornell serves as a director of the Company, Mr. Cornell will continue to receive restricted stock or any other equity based awards consistent with those awarded to other non-employee directors of the Company.”

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated with the following text:

“(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC, are the beneficial owners of 20,302,009.2 shares of Common Stock, which represents 18.5% of the shares of Common Stock outstanding based on 89,682,844 shares of Common Stock outstanding as of March 31, 2018 (exclusive of unvested shares of restricted Common Stock granted under the Company’s equity plans) which number the Company represented and warranted to MI in the Purchase Agreement (as defined below). Henry Cornell is the beneficial owner of 20,345,835.2 shares of Common Stock, which represents 18.5% of the shares of Common Stock outstanding based on 89,682,844 shares of Common Stock outstanding as of March 31, 2018 (exclusive of unvested shares of restricted Common Stock granted under the Company’s equity plans) which number the Company represented and warranted to MI in the Purchase Agreement (as defined below). Of such shares of Common Stock beneficially owned by Henry Cornell, 20,302,009.2 are held subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, 13,563 are shares of Common Stock held directly by Mr. Cornell, 10 are shares of Common Stock held by his minor son, 5,574 are shares of restricted stock held directly by Mr. Cornell and 9,415 are shares of Common Stock underlying vested stock options held by Mr. Cornell.

(b) Henry Cornell has sole voting power and sole dispositive power with regard to 28,562 shares of Common Stock (including shares underlying options). Henry Cornell, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC have shared voting power and shared dispositive power of 20,345,835.2 Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on June 10, 2018. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Henry Cornell	06/10/2018	5,574 (1)	$0

(1) Represents a grant of restricted shares of Common Stock issued to Mr. Cornell in his capacity as a director of the Company.

Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2018.

HENRY CORNELL

By:	/s/ Henry Cornell
Henry Cornell

CORNELL INVESTMENT PARTNERS LLC

By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL GP II LP

By: Cornell Investment Partners LLC, its general partner By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

MARIO INVESTMENTS LLC

By:	Cornell Special Situations Partners II LP, its sole member
By:	Cornell Capital GP II LP, its general partner
By:	Cornell Investment Partners LLC, its general partner
By:	Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL SPECIAL SITUATIONS PARTNERS II LP

By: Cornell Capital GP II LP, its general partner
By: Cornell Investment Partners LLC, its general partner
By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

[Signature Page of Amendment to Schedule 13D – MRC Global Inc.]